Filed by Invitrogen Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Applied Biosystems Inc.

Commission File No.: 001-04389

Second Quarter Highlights

Video Script

The 2nd quarter of 2008 was another great period for Invitrogen. Our results are a real testament to the solid, consistent business we have today. This quarter, we delivered more than 14 percent revenue growth, and an operating margin that is significantly improved over the same period last year. As always, I’m very proud of all our employees and the value they’re able to deliver to our shareholders yet again.

The biggest news, of course, this quarter, was our acquisition of Applied Biosystems. We’re extremely excited about bringing together these two great companies by combining the industry’s premier consumables provider with the premier systems provider. Over the last month, I’ve had a lot of conversations with people from around the world, including employees, customers and investors, many of whom have told me they see how this deal is going to really help create innovative solutions to change science. We’re well on our way toward planning for the integration of our two companies; We’ve named an integration leader, developed a clear roadmap, and put in place teams who are already hard at work identifying synergies and planning for the alignment of our two organizations.

Of course, we’ve had other great accomplishments at Invitrogen in the 2nd quarter as well. We received clearance from the U.S. Food and Drug Administration to market two important diagnostics – one for the assessment of breast cancer patients for treatment with the drug Herceptin, and one that helps determine organ transplant compatibility. We also launched a number of important new products, including products for use in stem cell research and in next generation sequencing.

This quarter, we’re also very proud to have received some prestigious awards. I’m very proud that for the 4th year in a row, Invitrogen was recognized by our customers at the Life Science Industry Awards, winning in six categories – the most of any company. We’re honored by this recognition and will continue to work hard to meet our customers’ expectations and to win these awards again and again.

Finally, I want to touch on Invitrogen’s commitment to being a true corporate citizen. This quarter, we formally launched the Invitrogen Foundation, dedicated to promoting scientific literacy, with a very special event. We were honored to have the eminent sociobiologist, Dr. E.O. Wilson, and Harrison Ford, a passionate conservationist, with us to celebrate the launch of our grant programs. Invitrogen has already committed $2 million to our Foundation and we plan to continue this funding to help educate the next generation of scientists and to improve society’s understanding of the crucial role science plays in all our lives.

Let me one again thank our employees for their hard work, and our customers and investors for their continued trust in us.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Invitrogen and Applied Biosystems intend that such forward-looking statements be subject to the safe harbor created thereby. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Applied Biosystems, Invitrogen and the combined company. Such forward-looking statements include, but are not limited to, statements relating to financial projections, including revenue and pro forma EPS projections; success in acquired businesses, including cost and revenue synergies; development and increased flow of new products; leveraging technology and personnel; advanced opportunities and efficiencies; opportunities for growth; and expectations of prospective new standards, new delivery platforms, and new selling specialization and effectiveness. A number of the matters discussed herein that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Invitrogen and Applied Biosystems, combined operating and financial data, future research and development plans and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Invitrogen and Applied Biosystems and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Invitrogen’s and Applied Biosystems’ respective reports filed with the SEC, including Invitrogen’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008 and Applied Biosystems’ annual report on Form 10-K for the year ended June 30, 2007 and quarterly reports on Form 10-Q for the quarters ended September 30, 2007, December 31, 2007 and March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Invitrogen and Applied Biosystems each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement is being made pursuant to and in compliance with Rules 165 and 425 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. In connection with the proposed transaction, Invitrogen and Applied Biosystems expect to file a proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. Investors and security holders are urged to read the proxy statement/prospectus because it will contain important information about Invitrogen and Applied Biosystems and the proposed transaction. The final joint proxy statement/prospectus will be mailed to shareholders of Invitrogen and Applied Biosystems. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents when filed with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge from Invitrogen by directing such requests to: Invitrogen Corporation, Attention: Investor Relations 5791 Van Allen Way, Carlsbad, CA 92008, or from Applied Biosystems by directing such requests to: Applied Biosystems, Attention: Investor Relations 850 Lincoln Center Drive, Foster City, CA 94404.

PARTICIPANTS IN THE SOLICITATION

Invitrogen and Applied Biosystems and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation will be included in the proxy statement relating to the proposed merger when it becomes available. Each of these documents is, or will be, available free of charge at the Securities and Exchange Commission’s Web site at http://www.sec.gov and from Invitrogen Investor Relations, telephone: 760-603-7200 or on Invitrogen’s website at http://www.invitrogen.com or Applied Biosystems’ website: at http://www.appliedbiosystems.com.